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                                April 15, 2024

       Becky Marquez
       Chief Legal Officer and Corporate Secretary
       Xperi Inc.
       2190 Gold Street
       San Jose, CA 95002

                                                        Re: Xperi Inc.
                                                            PRER14A filed April
10, 2024
                                                            File No. 001-41486

       Dear Becky Marquez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

       If I want to vote for one or both of the Rubric Nominees, can I use the BLUE proxy card?, page
       56

   1. We note your response to prior comment 4 and your statement that "voting on a white proxy card sent to you
by Rubric is not the same as voting on the BLUE proxy card."
                                                        Please revise to
clarify that shareholders can vote for any director nominee on either card and to articulate more
clearly what you believe is the different impact of voting on the white card. While we
note your disclosure that doing so will revoke a previously-granted blue proxy card, it is
not clear how that would affect the outcome/effect of the
                                                        shareholder's voting
choice.
       How many votes are needed to approve each proposal and what is the effect of withhold votes, abstentions and broker non-votes?, page 61

   2. Please expand your response to prior comment 5 to address the extent of a broker's discretion with respect
to all of the matters to be voted on, not just Proposal 2. In this
 Becky Marquez
Xperi Inc.
April 15, 2024
Page 2
         regard, we note that footnote (2) is limited to describing the extent of a broker's discretion only with respect to Proposal 2.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
551-3263.



FirstName LastNameBecky Marquez                                 Sincerely,
Comapany NameXperi Inc.
                                                                Division of
Corporation Finance
April 15, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName